                                                                    EXHIBIT 23.3

The Board of Directors
MeriStar Hotels & Resorts, Inc.:

We consent to the use of our report dated January 28, 2000, except for Note 5 which is as of February 29, 2000, relating to the consolidated balance sheets of MeriStar Hotels & Resorts, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and owners' equity, and cash flows for each of the years in the three-year period ended December 31, 1999 included herein and to the reference to our firm under the heading "Experts" in the joint proxy statement and prospectus.

KPMG LLP
Washington, D.C.
January 8, 2001